FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

ANNUAL REPORT

[X]   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
        [Fee Required]

For the fiscal year ended December 31, 2009

OR

[ ]   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
        [No Fee Required]

For the transition period from _____ to _____

Commission file number 1-8339

a. Full title of the Plan:

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

b. Name of issuer of the securities held pursuant to the Plan and the
    address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA   23510

THE VANGUARD GROUP, INC.
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD RETIREMENT SAVINGS TRUST
P. O. Box 2900
Valley Forge, PA 19482

WESTERN ASSET FUNDS, INC.
Western Asset Management Company
385 East Colorado Boulevard
Pasadena, CA 91101

THE ROYCE FUNDS
1414 Avenue of the Americas
New York, NY 10019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Managers of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THOROUGHBRED RETIREMENT INVESTMENT PLAN
OF NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date: June 23, 2010   BY: /s/G. W. Dana
                                            G. W. Dana
                                            Secretary, Board of Managers

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation
   and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP
Norfolk, VA
June 23, 2010

**THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY
COMPANIES**

Statements of Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:		
Investments (notes 4, 5 and 8):		
Interest in Master Trust for Norfolk		
Southern Corporation common stock	$ 206,505,848	$ 187,622,898
Mutual funds:		
Equity growth and income funds	95,763,901	71,081,721
Balanced funds	67,467,299	51,726,022
International stock fund	25,156,433	15,990,723
Bond fund	10,984,544	10,584,935
Common collective trust – stable value fund	52,837,088	51,813,283
Assets available for benefits at fair value	458,715,113	388,819,582
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 1)	(1,142,249)	677,392
Assets available for benefits	$ 457,572,864	$ 389,496,974

See accompanying notes to financial statements.

**THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY
COMPANIES**

Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008
Investment income (loss) (note 8):		
Net appreciation (depreciation) in fair value		
of investments (note 4)	$ 58,908,892	$ (90,062,951)
Dividends	9,902,857	11,407,324
Interest	1,555,363	1,836,617
Total investment income (loss)	70,367,112	(76,819,010)
Contributions:		
Employee contributions	32,292,234	36,657,586
Employer contributions	3,571,705	3,899,213
Total contributions	35,863,939	40,556,799
Distributions:		
Benefits paid (note 9)	(35,895,741)	(42,439,121)
Assets transferred out to BLE		
Section 401(k) Plan (note 2)	(1,290,473)	(3,801,989)
Assets transferred out to Thrift and		
Investment Plan (note 2)	(722,853)	(5,576,320)
Administrative expenses (note 2)	(246,094)	(245,609)
Total distributions (note 9)	(38,155,161)	(52,063,039)
Net increase (decrease)	68,075,890	(88,325,250)
Assets available for benefits:		
Beginning of year	389,496,974	477,822,224
End of year	$ 457,572,864	$ 389,496,974

See accompanying notes to financial statements.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY
COMPANIES

Notes to Financial Statements
December 31, 2009 and 2008

1. Summary of Significant Accounting Policies

    (a) Basis of Presentation

         The accompanying financial statements have been prepared on an accrual basis.

         The Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation (NS) and
         Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution
         employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended
         (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary
         responsibility, and administration and enforcement provisions of Title I of ERISA. As an individual
         account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit
         guaranty provisions of Title IV of ERISA.

         As described in Accounting Standards Codification (ASC) 946, "Financial Services - Investment
         Companies," and ASC 962, "Plan Accounting – Defined Contribution Pension Plans," investment
         contracts held by a defined-contribution plan are required to be reported at fair value. However,
         contract value is the relevant measurement attribute for that portion of the assets available for
         benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts
         because contract value is the amount participants would receive if they were to initiate permitted
         transactions under the terms of the Plan. As required by the ASC, the Statements of Assets Available
         for Benefits present the fair value of the investment contract as well as the adjustment of the fully
         benefit-responsive investment contract from fair value to contract value. The Statements of Changes
         in Assets Available for Benefits reflect such investment contracts on a contract value basis.

    (b) Use of Estimates

         The preparation of financial statements in conformity with U.S. generally accepted accounting
         principles (GAAP) requires management to make estimates and assumptions that affect the reported
         amount of assets and liabilities and changes therein, and disclosure of contingent assets and
         liabilities. Actual results could differ from those estimates.

    (c) Investments

         The presentation of investments at fair value in the accompanying financial statements of the Plan is
         required by and is in accordance with U.S. GAAP. Fair value is based on quotations from national
         securities exchanges; where securities are not listed on an exchange, quotations are obtained from
         brokerage firms. Fair value for investments in the Common collective trust-stable value fund is
         based on the estimated fair value of the underlying assets held in the fund.

         The Plan's investment in NS common stock (NS Stock) is included in a Master Trust with
         investments in NS Stock held by the Thrift and Investment Plan (TIP) of NS and Participating
         Subsidiary Companies. The NS Stock Fund consists of shares of NS Stock, measured at fair value,
         and a small cash balance for liquidity purposes, and is divided into units (rather than shares of stock)
         for the purpose of valuing the assets of the participating plans and the participants' accounts. A unit
         represents a proportionate ownership interest in investments of the Master Trust.

A unit value is calculated daily by dividing the total value of NS Stock and cash, reduced by any unpaid commissions and fees associated with the Master Trust's transactions, by the total number of units credited to participants of both plans in the Master Trust. Units are allocated among the plans based on total units credited to participants of each plan. The Plan's percentage of Master Trust investment assets was 41.9% at December 31, 2009, and December 31, 2008. The Plan's interest in the fair value of Master Trust investment assets was $206,505,848 at December 31, 2009, and $187,622,898 at December 31, 2008.

Investment income for the Master Trust was as follows:

| | Years Ended December 31, | |
	2009	2008
Net appreciation (depreciation) in fair value	$ 53,781,984	$ (25,553,618)
Dividends and interest	13,096,156	11,755,139
Total investment income (loss)	$ 66,878,140	$ (13,798,479)

(d)   Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(e)   Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

(f)   New Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-12, "Fair Value Measurements and Disclosures (ASC 820) - Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)." The Plan adopted the guidance on estimating the fair value of its investments in investment companies when the investment does not have a readily determinable fair value. The provisions permit the use of the investment's net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity's ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Statements of Assets Available for Benefits or the Statements of Changes in Assets Available for Benefits and all applicable disclosures are included in these financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" (ASU 2009-01). This statement, effective for reporting periods ending after September 15, 2009, established the FASB

ASC as the single source of authoritative GAAP. SFAS 168 is recognized by the FASB to be applied by nongovernmental entities and stated that all guidance contained in the ASC has an equal level of authority. The authoritative accounting guidance recognized that rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Plan has adopted the provisions of the authoritative accounting guidance for the reporting period ending December 31, 2009, the adoption of which did not have a material effect on the Statements of Assets Available for Benefits or the Statements of Changes in Assets Available for Benefits.

Effective January 1, 2008, the Plan adopted SFAS No. 157, "Fair Value Measurements" (ASC 820), related to financial instrument assets and liabilities. This statement, effective for interim or annual reporting periods beginning after November 15, 2007, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. Adoption did not have a material effect on the Statements of Assets Available for Benefits or the Statements of Changes in Assets Available for Benefits.

2. Plan Description

The following is a brief discussion of the Plan in effect during 2009 and not the complete text of the plan document. Participants should refer to the plan document for more complete information. Capitalized terms used but not defined herein are defined in the plan document.

(a) General Information

The Plan was established effective April l, l995, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees. Generally, Agreement Employees of NS or any participating subsidiary shall be eligible to become a member of the Plan (Member) on the first day of the calendar month after the expiration of twelve (12) months following the date on which he or she first is employed by and receives compensation from NS or an affiliated employer within the meaning of Section 414 of the Internal Revenue Code (Code).

A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The ESOP is designed to invest primarily in NS Stock, which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the Chief Executive Officer of NS. The Managers receive no remuneration with respect to their service in such capacity. The Vanguard Fiduciary Trust Company is the Plan's independent trustee, and The Vanguard Group, Inc. is the Plan's record keeper. NS and the participating subsidiary companies in their discretion pay certain administrative costs arising under the Plan.

(b)   Vesting

At all times a Member shall have a fully vested interest in all account balances including their Pre-Tax Contributions Account, Catch-Up Contributions Account, Matching Contributions Account, Thoroughbred Work Incentive Stock Transfer (TWIST) Account, After-Tax Contributions Account and Rollover Account, hereinafter generally referred to as Accounts.

(c)   Pre-Tax, Catch-Up, Matching, TWIST and After-Tax Contributions Accounts

A Member may elect that NS contribute to the Member's Pre-Tax Contributions Account an amount equal to not less than 1% nor more than 10% of the Member's Compensation, as defined in the Plan. Annual Pre-Tax Contributions are limited as provided in Section 402(g) of the Code. The maximum annual Pre-Tax Contribution for 2009 and 2008 was $16,500 and $15,500 per year, respectively.

A Member who is at least age 50, or will attain age 50 by the end of the calendar year, and is contributing or expected to contribute the maximum allowable amount to his or her Pre-Tax Contributions Account, is eligible to make Catch-Up Contributions. Each Catch-Up-Eligible Member may elect that NS contribute an amount equal to not less than 1% nor more than 75% of the Member's Compensation as defined in the Plan. Catch-Up Contributions are not eligible for Matching Contributions. Annual Catch-Up Contributions are limited as provided in Code Section 414(v)(2)(B)(i). The maximum annual Catch-Up Contribution for 2009 and 2008 was $5,500 and $5,000 per year, respectively.

NS contributes to the Member's Matching Contributions Account thirty percent (30%) of the Member's Pre-Tax Contributions not to exceed the lesser of forty-five dollars ($45) per month or one and eight-tenths percent (1.8%) of the Member's Compensation. In addition, each Member is allowed to contribute to the Member's After-Tax Contributions Account an amount equal to not less than 1% nor more than 5% of the Member's Compensation. On or before November 15, 1999, NS contributed to the Member's TWIST Account the amount each Member was entitled to have contributed to the Plan on their behalf under the Special Work Incentive Program.

(d)   Rollover Account

A Member can contribute eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account.

(e)   Income and Dividends

Income received, in the form of dividends or otherwise, from investments held is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

Notwithstanding the foregoing, all dividends paid with respect to NS Stock held in the NS Stock Fund shall, at the Member's election, either (i) be paid to the Plan and distributed in cash to the Members as soon as practicable, which is included in benefits paid in the Statements of Changes in Assets Available for Benefits, or (ii) be paid to the Plan and reinvested in the NS Stock Fund.

(f)   Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Trustee until the earlier of the Member's retirement, disability, death, or separation from service. If a Member retires prior to Normal Retirement Age, incurs a disability or separates from service and the value of the Member's interest in the Plan is greater than $5,000, no distribution of account balances will be made to the Member prior to the earlier of Normal Retirement Age or death without the Member's consent. If the value of the Member's interest in the Plan does not exceed $5,000, then the account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000 but does not exceed $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member.

The normal form of payment under the Plan is a single lump sum, but a Member may elect that the portion of their account that is invested in the NS Stock Fund be distributed in whole shares of NS Stock rather than cash. A Member generally may request that a distribution from the Plan be made directly to another eligible retirement plan as the Member directs.

A Member may withdraw, no more than once during each three-month period measured from the beginning of the plan year, all or a portion of the balance of their After-Tax Contributions Account. The amount of the withdrawal may not be less than $500.

A Member may withdraw all or a portion of the balance of the Member's TWIST Account.

A Member may make a written request for a hardship withdrawal as described in the plan document.

(g)   Transfers with other Plans

If a Member becomes eligible for TIP, the Member may transfer his Plan balance to TIP and, if the Member does not elect to do so, the balance will be automatically transferred from the Plan to TIP as of the calendar quarter following the quarter in which the Member becomes eligible for TIP.

A Member may be allowed to directly transfer their Accounts to another Code Section 401(k) plan of an affiliate or to another plan of NS or to the Brotherhood of Locomotive Engineers 401(k) Savings Plan for Employees of Norfolk Southern Carriers (BLE Section 401(k) Plan) if the Managers determine that the transferee plan is comparable to this Plan, and the employee is eligible to participate in such other plan.

A Member who does not have an outstanding loan under the BLE Section 401(k) Plan may be allowed to transfer their account from the BLE Section 401(k) Plan as a direct transfer to this Plan.

(h)   Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Members would remain 100% vested in their employer contributions.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY
COMPANIES

3.   Investment Program

A Member must make an initial investment election which will apply to the Member's Accounts. If a Member does not make an affirmative initial investment election, the Member will be deemed to have allocated all contributions to the Vanguard Wellington Fund.

A Member may elect at any time to exchange the existing balances in the Member's Accounts invested in any option to another option(s), subject to any frequent trading policy or similar restriction.

4.   Investments

Investments at fair value that represent 5% or more of the Plan's assets available for benefits at December 31, 2009 or 2008, are separately identified in the following table:

	2009	2008
Common stock:		
Interest in Master Trust for NS Stock	$ 206,505,848	$ 187,622,898
Value of interests in registered investment companies:		
Vanguard Wellington Fund	52,847,423	41,533,192
Vanguard 500 Index Fund	36,544,992	25,291,788
Vanguard Windsor II Fund	26,319,797	21,132,864
Vanguard Growth Index Fund	26,300,782	19,740,426
Vanguard International Growth Fund	25,156,433	15,990,722
Value of interest in common collective trust:		
Vanguard Retirement Savings Trust (stable value fund)	52,837,088	51,813,283

During the years ended December 31, 2009 and 2008, the Plan's investments appreciated (depreciated) in value by $58,908,892 and ($90,062,951), respectively. In both 2009 and 2008, the Plan's net appreciation (depreciation) in fair value of investments included realized and unrealized gains (losses) on investments bought and sold as well as held during the year. The details of total gains (losses) by investment type are as follows:

	2009	2008
Common stock	$ 21,642,819	$ (10,711,635)
Mutual funds	37,266,073	(79,351,316)
	$ 58,908,892	$ (90,062,951)

5.   Fair Value Measurements

ASC 820-10, "Fair Value Measurements," established a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Interest in Master Trust for NS Stock: Valued at the Plan's share of NS Stock, based upon the closing price reported on the New York Stock Exchange (NYSE) at year end, and cash balances held by the Master Trust.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan as of the close of the NYSE at year end.

Common collective trust – stable value fund: The Plan's holdings of the stable value fund units (Vanguard Retirement Savings Trust) are valued at NAV, which is used as a practical expedient for fair value. There are no imposed redemption restrictions and the Plan does not have any contractual obligations to further invest in the trust. The underlying investments of that trust consist of traditional investment contracts, valued based upon expected future cash flows for each contract discounted to present value; alternative investment contracts, valued based upon the aggregate market values of the underlying investments in mutual funds and bond trusts, and the value of the wrap contracts; and investments in mutual funds and bond trusts, valued at the NAV of each fund or trust determined as of the close of the NYSE at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008 (there were no level 3 valued assets):

2009	Level 1	Level 2	Total
Interest in Master Trust for NS Stock	$ 206,505,848	$ --	$ 206,505,848
Mutual funds	199,372,177	--	199,372,177
Common collective trust – stable value fund	--	52,837,088	52,837,088
Total investments	$ 405,878,025	$ 52,837,088	$ 458,715,113

2008	Level 1	Level 2	Total
Interest in Master Trust for NS Stock	$ 187,622,898	$ --	$ 187,622,898
Mutual funds	149,383,401	--	149,383,401
Common collective trust – stable value fund	--	51,813,283	51,813,283
Total investments	$ 337,006,299	$ 51,813,283	$ 388,819,582

6.   Federal Income Taxes

The Internal Revenue Service determined and informed NS by a letter dated October 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   Plan Amendments

The Plan was amended effective January 1, 2008, to increase the Catch-Up Contribution limit to 75% of the Member's Compensation.

The Plan was amended effective January 1, 2008, so that if a Member becomes eligible for TIP, the employee's Plan balance is transferred to TIP as of the calendar quarter following the quarter in which the employee becomes eligible for TIP.

8.   Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the record keeper, respectively, as defined by the Plan; therefore, fees paid to these entities for trustee, administrative and other transactions qualify as exempt party-in-interest transactions under ERISA and the Code.

The Plan, through the NS Stock Fund, holds NS Stock. NS is the employer and Plan Sponsor. The investment in the NS Stock Fund qualifies as an exempt party-in-interest transaction under ERISA and the Code.

9.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit claims payable and benefits paid to participants per the financial statements to Form 5500:

	December 31,	
	2009	2008
Benefit claims payable to participants per the financial statements	$ --	$ --
Add: Current accruals for withdrawing participants	85,498	45,209
Benefit claims payable to participants per Form 5500	$ 85,498	$ 45,209

	Year Ended December 31, 2009
Total distributions per the financial statements, excluding administrative expenses	$ 37,909,067
Add: Current accruals for withdrawing participants	85,498
Less: Prior year accruals paid in current year	(45,209)
Benefits paid to participants per Form 5500	$ 37,949,356

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY
COMPANIES

Schedule 1

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Common Stock –			
Interest in Master Trust for NS Stock*	11,713,321 units of NS Stock Fund	$ 127,476,742	$ 206,505,848
Value of Interests in Registered Investment Companies:			
The Vanguard Group, Inc.*	1,831,800 shares of Vanguard Wellington Fund	53,963,324	52,847,423
The Vanguard Group, Inc.*	355,946 shares of Vanguard 500 Index Fund	38,088,106	36,544,992
The Vanguard Group, Inc.*	1,111,478 shares of Vanguard Windsor II Fund	30,314,796	26,319,797
The Vanguard Group, Inc.*	962,693 shares of Vanguard Growth Index Fund	24,857,159	26,300,782
The Vanguard Group, Inc.*	1,480,661 shares of Vanguard International Growth Fund	27,894,569	25,156,433
Western Asset Funds, Inc.	1,034,326 shares of Western Asset Core Bond	10,765,711	10,984,544
The Royce Funds	262,728 shares of Royce Premier Fund	4,303,448	4,285,096
The Vanguard Group, Inc.*	313,306 shares of Vanguard Target Retirement 2015	3,716,839	3,543,492
The Vanguard Group, Inc.*	112,803 shares of Vanguard Target Retirement 2010	2,418,044	2,314,724
The Vanguard Group, Inc.*	151,390 shares of Vanguard Strategic Equity Fund	2,789,976	2,313,234
The Vanguard Group, Inc.*	107,003 shares of Vanguard Target Retirement 2020	2,253,311	2,135,775
The Vanguard Group, Inc.*	68,626 shares of Vanguard Target Retirement 2030	1,365,171	1,325,177
The Vanguard Group, Inc.*	84,050 shares of Vanguard Target Retirement 2025	971,402	951,442
The Vanguard Group, Inc.*	103,775 shares of Vanguard Target Retirement 2035	1,188,246	1,205,870
The Vanguard Group, Inc.*	61,312 shares of Vanguard Target Retirement Income	634,326	649,294
The Vanguard Group, Inc.*	49,224 shares of Vanguard Target Retirement 2040	894,182	937,724
The Vanguard Group, Inc.*	65,301 shares of Vanguard Target Retirement 2045	762,829	784,924
The Vanguard Group, Inc.*	22,794 shares of Vanguard Target Retirement 2005	230,900	250,276
	27,273 shares of Vanguard Target Retirement 2050	497,780	521,178
		207,910,119	199,372,177
Value of Interest in Common Collective Trust –			
Vanguard Retirement Savings Trust*	51,694,839 units of Stable Value Fund	51,694,839	52,837,088
	Total investments at fair value	387,081,700	458,715,113
	Adjustment from fair value to contract value for Fully benefit-responsive investment contracts	--	(1,142,249)
	Total investments at contract value	$ 387,081,700	$ 457,572,864

*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

**THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY
COMPANIES**

<u>EXHIBIT INDEX</u>

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm